UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2013

Commission File Number: 333-158336

Tiger Media, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Room 450, East Office Tower, Shanghai Centre, No.1376 Nan Jing W. Road Jing’an District, Shanghai, China 200040
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Tiger Media Reminds Warrant Holders of Warrant Expiration
-Announces approximately 2.2 million warrants exercised through December 19,
2013

Shanghai, China, December 20, 2013 — Tiger Media, Inc. (“Tiger Media”) (NYSE
MKT: IDI, IDI.WS), a Shanghai-based multi-platform media company, is reminding its warrant holders today that the Company’s publicly traded warrants are exercisable until 5:00pm, New York City time on December 26, 2013.  The Company previously announced that its Board of Directors approved a change to its outstanding warrants to reduce the exercise price from $2.50 per share to $1.25 per share (the “Warrant Price Reduction”).  The Warrant Price Reduction is
applicable to all outstanding warrants of Tiger Media and began on December 1,
2013.  A three NYSE MKT trading day Notice of Guaranteed Delivery (Protect
Period) is being provided so trading in the warrants on the NYSE MKT can continue until the close of the market on December 24, 2013, with normal three-day settlement.  All unexercised warrants will expire in accordance with their terms on December 26, 2013 at 5:00 p.m. New York City time. Except for the change in the exercise price as herein reiterated, all of the terms and conditions contained in the applicable warrant instruments will continue in full force and effect.

Peter W.H. Tan, Tiger Media’s Chief Executive Officer remarked, “Through
December 19, 2013, approximately 2.2 million warrants have been exercised at
$1.25 per share, representing proceeds of approximately $2.7 million, including
1.7 million warrants in the aggregate from insiders, including an affiliated entity of Dr. Phillip Frost, the Company’s largest beneficial owner, and Robert
Fried, the Chairman of the Board.  We thank Dr. Frost and Mr. Fried for their continued belief in the turn-around of Tiger Media and intend to use any proceeds of the warrant exercise to expand and develop our Luxury Mall LCD network in Shanghai and other cities in China.”

The Company maintains a registration statement relating to the exercise of any warrants on file with the Securities and Exchange Commission (Reg. No.
333-176634).  Tiger Media’s agent for exercising any of the warrants is
Continental Stock Transfer & Trust Company and the agent may be contacted at 17
Battery Place – 8th Floor, New York, New York  10004, Attention:  Compliance
Department or by calling (800) 509-5586 and requesting the Compliance
Department.  Neither the Company nor its Board of Directors makes any recommendation regarding whether or not any warrant holder should elect to exercise their warrants.

About Tiger Media

Tiger Media is a leading nationwide multi-platform media company in China which provides advertising services in the out-of-home advertising industry, including outdoor LCD screens, billboards and street furniture. Tiger Media’s network of street level LCD screen displays, which captivate eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from far distances. Tiger Media’s network attracts advertising clients from a wide range of industries including telecommunications, insurance and banking, automobile, electronics and fast moving consumer goods. Learn more at www.tigermedia.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media's beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expect,"
"anticipate," "future," "intend," "plan," "believe," "estimate," "confident" and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, but are not limited to whether any additional warrant holders will exercise their warrants, whether we will successfully use the proceeds to expand the LCD network, and the risks outlined in the Company's filings with the U.S. Securities and Exchange Commission. Tiger
Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the
Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
Peter Tan, 13817097881
ir@tigermedia.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: December 20, 2013	By:	/s/ Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer